Mail Stop 4561
Via fax – (952) 890-7451

May 15, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re:** **DigitalTown, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2008**
> **Form 10-K/A for the Fiscal Year Ended February 29, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for the Quarterly Period Ended August 31, 2008**
> **Filed October 14, 2008**
> **Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and**
> **August 31, 2007**
> **Filed January 14, 2008**
> **File no. 0-27225**

Dear Mr. Pomije:

We have reviewed your response letter dated April 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2009.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 7

1.   We refer to your response to prior comment 3 and reissue that comment, in part. Please tell us whether the initial purchasers were accredited or sophisticated and, if the latter, what information was given to them. Please also tell us the exemption from registration relied upon by the initial purchasers in their resales of shares to the "other subscription holders," and why the initial purchasers believed their sales to the "other subscription holders" were exempt from the registration requirements of the Securities Act.

2.   Further, we note your statement in your response to prior comment 3 that you have "no control over the subsequent disposition of the shares." We do not understand the basis of DigitalTown's statement since it appears that DigitalTown and the initial purchasers are in fact acting together in the distribution of the securities. (See, for example, your statement that, "[i]f the purchasers were to resell the shares, the Company would be entitled to receive a larger per share purchase price, based on the resale price."). Please explain. Further, please tell us what measures DigitalTown and/or its transfer agent took with respect to these securities, such as the placement of a "restricted" legend.

3.   We refer to your response to prior comment 4. Please tell us the names of the ten "non subscription holders" who purchased 176,613 of the 827,092 subscribed shares from the shareholders and whether the "other subscription holders" and "non subscription holders" were accredited or sophisticated.

4.   We refer to your response to prior comment 7 and reissue that comment. We note your statement that the only terms from the "Confidential Binding Term Sheet" that are applicable to the subscription agreements are those described under "Final Pricing." However, your response should detail (i) the dates the initial purchasers paid the full purchase price for shares they subsequently resold, and (ii) the dates the initial purchasers resold their shares.

5.   We refer to your response to prior comment 8. We are unable to concur with your position that DigitalTown did not engage in a primary distribution of its securities pursuant to the subscription agreement sales. In light of the foregoing, please tell us how you intend to comply with the disclosure requirements of the federal securities laws as they relate to the potential exposure of DigitalTown arising from the unregistered sale of securities.

Note 3. Intangible Assets, page 32

6.   We note your response to prior comment 10 and continue to believe that you have
        not adequately explained how DigitalTown has determined that the domain names
        have an indefinite useful life and how you analyze these assets for potential
        impairment. Please address the following:

        •   You indicate that DigitalTown <u>expects</u> to generate a significant numbers of
            users or Internet traffic, which you anticipate will contribute to your future
            cash flows. Considering DigitalTown's limited operating history, it is unclear
            how you are able to support these assertions. Please explain, in greater detail,
            specifically how you determined that there are no competitive, economic, or
            other factors (i.e. demand for your product) that limit the useful life of
            DigitalTown's domain names. Also, tell us how you considered these factors
            in concluding that your domain names will contribute to DigitalTown's cash
            flows for an indefinite period of time. In this regard, please provide a cash
            flow analysis supporting your conclusions.

        •   You further indicate that the fair value of the domain names is higher than the
            carrying value because of unsolicited offers to sell these assets in excess of
            their carrying value. Tell us how you considered the nature and terms of these
            offers when assessing these assets for potential impairment. In this regard,
            please provide a copy of the most recent impairment analysis performed on
            this portfolio and provide substantive evidence to support the assumptions
            used in your analysis. We refer you to SFAS 144 and paragraph 17 of SFAS
            142.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Item 15. Exhibits, Consolidated Financial Statement Schedules, page 18

7.   We refer to your response to prior comment 12 and reissue that comment, in part.
        Your response states that you will refile exhibit 10.3, including the term sheet
        referenced therein, as an exhibit to your Form 10-K for the fiscal year ended
        February 28, 2009. Although we note that you have filed a subscription
        agreement as exhibit 10.3, we are unable to locate the term sheet requested in our
        prior comment. Please advise or file the term sheet.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite

our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief